VASOGEN INC.

                       BOARD OF DIRECTORS' CODE OF CONDUCT

Vasogen Inc. (the "Company") has adopted this Code of Conduct for its Board of Directors and the members thereof (the "Directors") to remind Directors of their legal obligations and to ensure that they meet the standard of care imposed under the Canada Business Corporations Act. This standard of care provides that, in exercising their powers and discharging their duties, every director of a corporation shall:

   o Act honestly and in good faith with a view to the best interests of the corporation.

   o Exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, each Director shall comply with the Canada Business Corporations Act, the regulations thereunder, the Company's articles and by-laws and applicable securities regulatory requirements. In fulfilling these responsibilities, Directors shall:

   o Act in the best interests of all the Company's shareholders. If applicable, Directors shall also take into consideration the best interests of other stakeholders.

   o Strive to avoid any conflict of interest in their capacity as Directors. Should a conflict arise, the Directors shall disclose to the Company, on a timely basis, any such conflict, whether resulting from business dealings with the Company, arising in connection with contractual relations to be entered into by the Company, or otherwise.

   o Not use for his or her own benefit, or for the benefit of a third party, any property of the Company or any information they may obtain in their capacity as directors, unless they are duly authorized to do so by the Company. Directors shall take the steps necessary to ensure that any proprietary and confidential information of the Company is safeguarded.

   o Deal fairly with the Company's security holders, customers, suppliers, competitors and employees, as the case may be.

   o Form an independent opinion about any issue that is submitted to them and act accordingly. Directors shall take all reasonable means to satisfy themselves that the decisions approved by the Board are well founded. In this regard, the Directors shall, where appropriate, seek advice from the Company's counsel and its auditor.

   o Meet the obligations and responsibilities required under applicable law, including reporting any illegal or unethical behaviour. In particular, Directors will ensure that their acts are in compliance with applicable securities legislation.

The Directors are advised to consult with the Company's counsel should any questions arise with respect to a proposed course of action. Any departure by a director from this code of conduct shall be referred to the Compensation, Nominating, and Corporate Governance Committee.